OMV

02 SEP -3 AM 9:30

News Release

August 22, 2002
7.30am (UK time) – 8.30am (CET)

02049767

www.omv.com

OMV's forecourt network in Czech Republic significantly increased

- **36 Petra brand retail stations acquired in Czech Republic**
- **Purchase price of CZK 354.9 million (EUR 11.6 million)**

SUPPL

OMV Group, the Central European oil and gas group, announces that its wholly owned subsidiary, OMV Česká republika, s.r.o., has made the winning bid in an auction for 36 Petra branded retail stations, held on June 7. A detailed assessment of all filling stations was completed in the middle of August and they are now being OMV branded. The Executive Board member responsible for OMV's Refining and Marketing segment, Gerhard Roiss, said: "The acquisition of these filling stations supports our strategy to grow in this core region, and it strengthens our position as the leading international group in the Czech Republic."

In 1997 Chemapol had attempted to dispose of its subsidiary Petra a.s., which at that time had 70 filling stations; however failed to agree terms after an international tender. OMV now won the new round of bidding with an offer of CZK 354.9 million.

- Ends -

For further information, please contact:

OMV
Brigitte H. Juen, Investor Relations — Tel. +43 1 404 40-21622; e-mail: investor.relations@omv.com
Bernhard Hudik, Press Office — Tel. +43 1 404 40-21660; e-mail: bernhard.hudik@omv.com
Internet home page: http://www.omv.com

Weber Shandwick Square Mile
Claudine Cartwright, London — Tel: +44 20 7950-2862; e-mail: ccartwright@webershandwick.com
Golin Harris Ludgate
Allan Jordan, New York — Tel: +1 (212) 697 9191; e-mail: ajordan@golinharris.com

Next result announcement **January–September 2002** on November 12, 2002

Notes to editors:
OMV is the leading international oil and gas group in the Czech Republic with a market share of more than 10%. It entered the Czech market in 1991 and has steadily increased its market share since then. Apart from an extensive commercial business OMV operates 111 filling stations, about half of which have VIVA convenience outlets. At present OMV Česká republika, s.r.o. has 93 employees, and sales in 2001 were some EUR 800 million.

dw 9/5